FMC Corporation	FMC Corporation
1735 Market Street
Philadelphia, PA 19103

215.299.6000

www.fmc.com

June 14, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attn: John Cash, Accounting Branch Chief

Re:    FMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
File No. 001-02376____________________________________________

Dear Mr. Cash:

On behalf of FMC Corporation (which we refer to as “we”, “us” and correlative terms), this letter is being submitted to the comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to W. Kim Foster, Executive Vice President and Chief Financial Officer of FMC, dated May 23, 2011 (the “Comment Letter”), with respect to the above-referenced filings.

For your convenience, we set forth each comment in italicized typeface and included each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 26

Segment Results, page 28

1.
We note you cite several underlying factors that have impacted your results such as demand levels for certain products, selling prices, volume, raw material costs and the level of sales and administrative expenses. Please revise future filings to quantify the impact of each significant factor on your results, where practicable. We remind you that in your response letter dated January 13, 2009, related to our review of your 10-K for the fiscal year ended December 31, 2007, you agreed to quantify factors that impacted your results.

Since 2009, we expanded our disclosures for each of our segments to include quantitative discussions. For example, our Industrial Chemicals discussion on revenue comparing our 2007 Form 10-K to our 2010 Form 10-K is provided below for the ease of comparison, with 2010 quantifications underlined.

In addition to commenting on and quantifying those factors we consider significant, we also mention other factors to provide additional disclosure to the reader. Generally these other factors do not meet a significance threshold or are not quantifiable with a reasonable degree of accuracy. As you stated in your letter, we will continue to quantify the impact of each significant factor on our results, where practicable.

Excerpts of MD&A Discussion for the Industrial Chemicals Segment
2007 Form 10-K
Revenue in Industrial Chemicals was $1,087.1 million, an increase of 10 percent versus the prior year as a result of higher selling prices for soda ash and volume growth across the segment.

2010 Form 10-K
Revenue in Industrial Chemicals was $1,054.8 million, an increase of approximately three percent versus the prior-year period. An increase in volumes across the segment increased revenues by eight percent which was offset by a seven percent decline in pricing. Soda ash revenues were up due to increased volumes, particularly in the export market, partially offset by lower prices. The segment experienced volume increases in peroxygens and phosphates offset by reduced selling prices for these products. The higher volumes in the segment also resulted in increased freight billings which increased revenue by three percent. The segment was also negatively impacted by $12 million or one percent decrease due to lower electricity sales due to the divestiture of a Spanish co-generation facility in the third quarter of 2009. In Spain, we operate electricity co-generation facilities and sell excess electricity into the Spanish electrical grid.

Industrial Chemicals, page 31

2.	Please revise future filings to more fully discuss, if applicable, how you determined that your non-controlling interest in the Tripoliven joint venture was not impaired.

In our Form 10-Q filing for the quarter ended March 31, 2011, we expanded our discussion on our Tripoliven joint venture as compared to our 2010 Form 10-K filing. The changes, underlined below, represent the additional disclosure in our most recently filed Form 10-Q. In response to the Staff's comment, when discussing our noncontrolling interest in the Tripoliven joint venture in future filings, if applicable, we will be more explicit as to how we determined that the investment is not impaired.

Disclosure from the March 31, 2011 Form 10-Q
Recent events in Venezuela, such as hyperinflation, devaluation of currency, government price controls, parallel exchange rates, and political issues have created significant risks and uncertainties for the Venezuelan subsidiaries of multinational corporations. We hold a noncontrolling investment in a Venezuelan phosphate business, Tripoliven C.A., which continues to operate as a profitable business. The value of this investment on our condensed consolidated balance sheet at March 31, 2011 is approximately $9 million. While there has been a lag between the declaration and payment to us of dividends from Tripoliven, we did receive dividends from Tripoliven during 2010. We do not believe there is any impairment of Tripoliven at March 31, 2011. If our investment in Tripoliven were to be totally impaired, it would have an immaterial impact on our liquidity or consolidated financial position, but the impairment charge would have a one-time effect on our results of operations in the period in which it would be recorded.

Other Results of Operations, page 31

3.	In future filings, please quantify the reasons you have identified for changes in corporate expenses, other income (expense) and interest expense from period-to-period.

In accordance with the Staff's comment, in our future filings we will expand our discussion to quantify identified changes in corporate expense, other income (expense) and interest expense from period-to-period.

Liquidity and Capital Resources, page 38

4.
We note your disclosure on page 75 regarding undistributed earnings of foreign subsidiaries for which you have not provided income taxes. Please revise future filings to clarify if you have significant cash and short-term investment balances held by foreign subsidiaries and, if so, please also disclose that you would need to accrue and pay taxes if the funds were repatriated and that you do not intend to repatriate the funds.

In accordance with the Staff's comment, in our future filings, we will expand our discussion within “Liquidity and Capital Resources” to clarify any significant cash and short-term investment balances held by our foreign subsidiaries. In addition, we will also disclose, if applicable, that we would need to accrue and pay taxes if the funds were repatriated and that we do not intend to repatriate the funds.

Critical Accounting Polices, page 45
Pensions and Other Postretirement Benefits, page 46

5.
With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding how you selected your current discount rate and how changes in your discount rate have impacted your current year results and plan estimates. In this regard, please more fully explain the underlying reasons and the impact of the decrease in the discount rate used to determine benefit obligations and the discount rate used to determine net annual benefit costs. In addition, please revise future filings to explain the underlying reasons for the differences in the discount rates used to determine your benefit obligations and your net annual benefit cost.

As discussed in the third paragraph under the heading “Pensions and Other Postretirement Benefits” on page 46 of our Form 10-K we provided a comprehensive discussion on how we selected our current discount rate. These disclosures are presented below:

We select the discount rate used to calculate pension and other postretirement obligations based on a review of available yields on high-quality corporate bonds, including Moody's Investors Service, Inc. (“Moody's”) Aa-rated Corporate and Industrial bond indices. In selecting the discount rate for 2010, we placed particular emphasis on a yield-curve approach designed by our actuary to derive an appropriate discount rate for computing the present value of the future cash flows associated with our pension and other postretirement obligations taking into consideration both the timing and amount of the cash flows. The specific interest rates supporting the yield curve were derived from calculated returns (yields) from a portfolio of high-quality (Aa-graded or higher) bond investments constructed by our actuary.

Additionally, as described in Note 13 to our Consolidated Financial Statements as part of our Form 10-K, we show how changes in our discount rate have impacted our current year results and plan estimates. Note 13 provides a roll forward of changes in plan assets and benefit obligations recognized in other comprehensive income. The impact of the changes in our discount rate is captured in the first line item of that roll forward, captioned "Current year net actuarial loss (gain)". We also provide a sensitivity analysis related to changes in our discount rate on pages 46 and 47 of our Form 10-K.

As required under U.S. GAAP, we set a new discount rate at December 31 of each fiscal year. This discount rate determines our benefit obligation at December 31 of each fiscal year, and this same discount rate is used for purposes of establishing an estimate of interest expense (which is a component of our net annual benefit cost) for the ensuing fiscal year. The following December 31, we again set a new discount rate, and any change in this discount rate compared to the discount rate set in the prior year (that had been used to estimate interest expense) results in either a gain or loss that is amortized into income over future periods. The underlying reason for the change in rates has to do with the macroeconomic environment and its effect on interest rates.

In accordance with the Staff's comment, in our future filings, we will expand our discussion to explain the underlying reason for the differences in the discount rates used to determine our benefit obligations and our net annual benefit cost.

Item 8. Financial Statements and Supplementary Data, page 50

Note 9 - Discontinued Operations, page 69
Reserve for Discontinued Operations at December 31, 2010 and 2009, page 70

6.
In the third paragraph of this section, you state that, “while the amounts required to settle our liabilities for discontinued operations could ultimately differ materially from the estimates used as a basis for recording these liabilities, we believe that changes in estimates or required expenditures for any individual cost component will not have a material adverse effect on our liquidity or financial condition in any single year and that, in any event, such costs will be satisfied over the course of several years.” Please advise and revise future filings to explain whether your assessment of materiality also extends to your results of operations.

Changes in estimates or required expenditures for any individual cost component could have a material adverse effect on our results of operations in any one reporting period. In accordance with the Staff's comment, in our future filings, we will explain our assessment of materiality for change in estimates or required expenditures for any individual cost component on our results of operations.

Note 18 - Commitments, Guarantees and Contingent Liabilities, page 94
Contingencies, page 95

7.
With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding why you believe the putative class action claims you are facing in Ontario are still in the preliminary stages with respect to merits. In addition, please tell us why you are unable to reasonably estimate an exposure to loss, what procedures you undertake on a quarterly basis to try to determine an estimate of potential losses, what specific additional information you need to provide such an estimate, and when you believe that information will be available.

Although the Ontario class action, Irving Paper Ltd., et al. v. Atofina Chemicals, Inc., et al., was filed in May 2005, plaintiffs have not vigorously prosecuted it.  They took more than two years (until September 2007) to move for class certification, which was not ruled on until September 2009. Since then, the case has been largely dormant.  Plaintiffs have yet to provide us with a document request, nor have they produced any documents to us. As a result, it is still not evident what evidence plaintiffs will rely on and, consequently, the case is still in the preliminary stages as to the merits, and in accordance with the Staff's comment, in our future filings, we will expand our disclosures in this regard.

We are unable to reasonably estimate an exposure to loss until we obtain more information in two general areas: 1) whether plaintiffs have additional evidence we may not be aware of beyond what the U.S. grand jury investigating the hydrogen peroxide industry concluded was insufficient to charge us, and 2) what formula plaintiffs intend to use to calculate any alleged overcharge. In connection with this latter issue, there are also a number of facts that need to be determined, including the effect on pricing of certain factors which are independent of whatever actions the defendants are alleged to have taken.  These factors include such things as the effect on pricing of very large customers with buying power,  long-term contracts, and the delivery of “technical services” along with the product,  among other things. We cannot meaningfully estimate our exposure to loss until these factual questions are answered. Once we are able to estimate such an exposure based on factual developments, we will update our Financial Statements and SEC filings accordingly.

Each quarter our General Counsel queries both internal counsel and outside counsel managing the matter as to any significant developments that may have occurred in the matter during the quarter. This information is then discussed at a meeting with our CFO and Controller and other members of the Corporate Reporting Function, and a collective judgment is made as to whether additional disclosure and/or a change in the reserves should be made in the Financial Statements and SEC filings.

8.
We assume from your disclosure of the asbestos matter that you believe it is reasonably possible you may incur a material loss in excess of amounts accrued. Please provide us with a specific and comprehensive discussion regarding why you are unable to estimate a reasonably possible range of loss in addition to the amount accrued, what procedures you undertake on a quarterly basis to try to determine an estimate of potential losses, what specific additional information you need to provide such an estimate, and when you believe that information will be available.

Although we have disclosed the total number of asbestos-related cases pending and cases settled or dismissed, as well as the total cost associated with cases that have been settled, we have not disclosed a reasonably possible range of loss in connection with asbestos matters in addition to the amount accrued for asbestos matters, because our potential additional liability in respect of these matters is not reasonably estimable. The primary reason for this is that, an estimate of liabilities related to future-filed asbestos cases would be necessary, and would require at minimum that we be able to project with a reasonable degree of accuracy the rate at which claims will be filed against us. Our experience has been that the overall trends in terms of the rate of filing of asbestos-related claims with respect to all potential defendants has changed over time, and that filing rates as to us in particular have varied significantly over the last several years. We are a peripheral defendant - that is, we have never manufactured asbestos or asbestos-containing components. As a result, claim filing rates against us have yet to form a predictable pattern, and we are unable to project a reasonably accurate future filing rate. Without a reasonable basis upon which to project a future claim filing rate we are unable to reasonably estimate our asbestos liability with respect to claims that may be filed in the future. We are unable to determine at this time when or if the filing rates will stabilize sufficiently to be predictable enough to estimate additional potential liability.

Each quarter we review the reserve for our pending cases by adding dismissals and settlements since the previous quarter's review to cumulative data from a multi-year period which is representative of our experience (currently the past 5 years). We then calculate a new cumulative dismissal rate and settlement average for each type of disease alleged (e.g. mesothelioma, lung cancer, other cancer, non-malignant) and the type of case (whether it is a premises or product liability case). The new averages are then applied to the number of pending cases in the respective categories of cases as of the date of the review, which yields an estimate of the total potential liability for the portfolio at that time. At the end of every year, we review the multi-year period used to calculate the averages applied during the year, to determine whether a different period needs to be chosen for calculations going forward, or whether instead a simple roll forward of the 5-year period is appropriate. This calculation is reviewed internally both by our internal lawyers and members of the Corporate Reporting function. The reserve requirements are then discussed with the CFO and Controller similar to the process noted in the answer to comment 7 above.

9.
We note your disclosure that you have certain other contingent liabilities for which the ultimate resolution is not expected to have a material adverse effect on you consolidated financial position or liquidity. Given that it appears that you believe it is reasonably possible that these matters could have a material adverse effect on your results of operations, please provide us, and include in future filings, a specific and comprehensive discussion of the nature of these matters and your estimate of the amount or range of potential losses that may result from the matters or, if applicable, that you cannot estimate potential losses. If applicable, please tell us why you are unable to estimate a reasonably possible loss or range of loss, what procedures you undertake on a quarterly basis to try to determine an estimate of potential losses, what specific additional information you need to provide such an estimate, and when you believe that information will be available.

The other contingent liabilities to which we are exposed arise through the ordinary course of business, including from litigation, claims, products we have sold, guarantees or warranties we have made, indemnities we have provided and other commitments incident to the ordinary course of business. Some of these contingencies are known - for example pending product liability litigation or contractual disputes - but may be so preliminary that the merits cannot be determined, or if of more advanced status, are by themselves not deemed material based on current knowledge; and some of these contingencies are unknown - for example, claims with respect to which we have no notice, or claims which may arise in future, resulting from products we have sold, guarantees or warranties we have made, or indemnities we have provided.  Therefore, it is not possible to estimate a range of loss for these contingencies in the aggregate.

In our opinion, the other contingent liabilities do not warrant additional disclosure either because the likelihood of losses arising from them are remote or due to the speculative nature of these claims, we cannot reasonably estimate a range of loss. However, we will provide in future filings a specific and comprehensive discussion, including an estimate of the range of possible losses, if a claim is more than remote and the loss is estimable.

Please see our response to Comment 7 as to the procedures taken on a quarterly basis. Due to the speculative nature of the other contingent liabilities, it is unknown when we will have sufficient information to reasonably estimate a range of loss.

Note 19 - Business Segment and Geographic Data, page 97

10.	Please provide us, and include in future filings, revenues by product line as required in ASC 280-10-50-40.

ASC 280-10-50-40 requires a public entity to disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. We believe that we are complying with this requirement as each of our segments is grouped with similar products and services that serve similar markets. Our Agricultural Products segment provides product and services to the crop protection markets, our Specialty Chemicals segment primarily serves the food, pharmaceutical and energy markets and our Industrial Chemicals segment manufactures a wide range of inorganic materials which serve a number of markets including glass, detergents and pulp and paper.

Nevertheless, in response to the Staff's comment, in our future filings we will enhance our disclosure to include a further disaggregation within our Specialty Chemicals and Industrial Chemicals segments, which are currently disclosed elsewhere in our filings. Our Agricultural Products segment revenues are comprised of sales from crop protection chemicals and we believe represent an adequate grouping under the accounting guidance. We intend to include, in future filings, our enhanced disclosure relating to this matter in the format as follows:

(in Millions)	Twelve Months Ended, December 31,
	2010	2009	2008
Revenue
Agricultural Products	$1,241.8	$1,051.6	$1,058.7
Specialty Chemicals
BioPolymer	$611.5	$579.2	$535.2
Lithium	$213.0	$173.9	$229.3
Industrial Chemicals
Alkali	$624.5	$576.5	$658.7
Peroxygens	$269.7	$245.1	$298.1
Phosphates	$115.4	$134.7	$244.5
Zeolites and Silicates, other	$45.2	$70.4	$95.6
Eliminations	$(4.8)	$(5.2)	$(4.8)
Total	$3,116.3	$2,826.2	$3,115.3

* * * *

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215-299-6438 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ W. Kim Foster

W. Kim Foster
Executive Vice President and Chief Financial Officer

Cc: Graham Wood    FMC Corporation, Vice President and Controller
Andrea Utecht    FMC Corporation, Executive Vice President and General Counsel
Peter Minan    KPMG LLP, Partner
Robert Friedel    Pepper Hamilton LLP, Partner